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                                  REMEC, INC.
                             9404 Chesapeake Drive,
                          San Diego, California 92123


                               February 18, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                        REMEC, Inc.
                        Registration Statement on Form S-3
                        SEC File No. 333-45357
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Ladies and Gentlemen:

        Reference is made to the registration statement on Form S-3 filed by REMEC, Inc. (the "Company") with the Securities and Exchange Commission ("SEC") on or about January 30, 1998 relating to the registration of 182,183 shares (the "Acquisition Shares") of the Company's common stock (SEC File No. 333-45357, the "Nanowave Acquisition Registration Statement"). For the reasons stated in the letter from the Company to the SEC dated February 12, 1998, the Company has requested, and hereby confirms its request, that the Nanowave Acquisition Registration Statement be withdrawn.

        Another registration statement on Form S-3 was filed by the Company with the SEC on February 4, 1998 (SEC File No. 333-45595, the "Underwritten Registration Statement"), in connection with a contemplated underwritten public offering of the Company's Common Stock by the Company (1.3 million shares) and certain selling shareholders (1 million shares). The 1 million shares of Common Stock contemplated to be sold in the underwritten public offering by selling shareholders include 45,000 Acquisition Shares that were initially covered by the Nanowave Acquisition Registration Statement which is being withdrawn by the Company.

        Other than the 45,000 Acquisition Shares included in the Underwritten Registration Statement, the Acquisition Shares have not otherwise been offered for sale or sold. The Company and, to the Company's knowledge, the holder of the Acquisition Shares have no present intention to complete the offering of the Acquisition Shares pursuant to the Nanowave Acquisition Registration Statement or, except as described below, pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act").
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Securities and Exchange Commission
February 18, 1998
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        The Acquisition Shares are issuable by the Company upon the exercise of certain contractual rights relating to the exchange of currently outstanding capital stock of the Company's subsidiary. Upon the exercise of the rights to exchange shares of the capital stock of the Company's subsidiary for shares of the Company's common stock, the Acquisition Shares will be initially issued by the Company without registration under the Securities Act pursuant to applicable exemptions from the registration requirements under the Securities Act and the rules and regulations promulgated thereunder.

        The Company is under no obligation contractual or otherwise to register the initial issuance of the Acquisition Shares. However, the Company is under a contractual obligation to register the Acquisition Shares for resale pursuant to the Securities Act. The Company and the holder of the currently outstanding capital stock of the Company's subsidiary intend to file a shelf registration statement on Form S-3 in approximately four to six months to register the Acquisition Shares for resale to allow the holder to sell those shares from time to time into the market or in privately negotiated transactions.

        If you should have any questions on the foregoing, please call the undersigned at (619) 560-1301 or Paul Greiner at (213) 689-7542. Mr. Greiner is an attorney with Heller Ehrman White & McAuliffe, the law firm representing the Company regarding these matters.

                                        Very truly yours,


                                        /s/ ERROL EKAIREB

                                        Errol Ekaireb
                                        President and Chief Operating Officer

cc:     Pamela Long, Esq.
          Securities and Exchange Commission